Filed Pursuant to Rule 433
Registration No. 333-223128
April 1, 2020
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated April 1, 2020)

Issuer:	The Southern Company
Security:	Series 2020A 3.70% Senior Notes due April 30, 2030
Expected Ratings:*	Baa2 (Stable)/BBB+ (Negative)/BBB+ (Negative)(Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$1,000,000,000
Initial Public Offering Price:	99.747%
Maturity Date:	April 30, 2030
Treasury Benchmark:	1.500% due February 15, 2030
Benchmark Treasury Yield:	0.630%
Spread to Treasury:	310 basis points
Re-offer Yield:	3.730%
Optional Redemption:
Make-Whole Call:	T+50 basis points
Par Call:	On or after January 30, 2030 at 100%
Coupon:	3.70%
Interest Payment Dates:	April 30 and October 30 of each year, beginning on October 30, 2020
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	842587 DE4/US842587DE49
Trade Date:	April 1, 2020
Expected Settlement Date:	April 3, 2020 (T+2)
Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC MUFG Securities Americas Inc. SunTrust Robinson Humphrey, Inc.
Co-Managers:	Banca IMI S.p.A. CIBC World Markets Corp. Santander Investment Securities Inc. Cabrera Capital Markets LLC Loop Capital Markets LLC MFR Securities, Inc. Mischler Financial Group, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0727, BNP Paribas Securities Corp. toll free at 1-800-854-5674, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, MUFG Securities Americas Inc. toll free at 1-877-649-6848 or SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786.